EXHIBIT 12

KENTUCKY POWER COMPANY
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,
	2000	2001	2002	2003	2004
FIXED CHARGES
Interest on First Mortgage Bonds	$9,503	$6,178	$2,206	$-	$-
Interest on Other Long-term Debt	16,367	18,300	23,429	26,467	27,051
Interest on Short-term Debt	3,295	2,329	1,751	1,104	697
Miscellaneous Interest Charges	2,523	1,059	1,084	1,772	1,956
Estimated Interest Element in Lease Rentals	1,700	1,200	1,000	600	700
Total Fixed Charges	$33,388	$29,066	$29,470	$29,943	$30,404

EARNINGS
Income Before Cumulative Effect of Accounting Change	$20,763	$21,565	$20,567	$33,464	$25,905
Plus Federal Income Taxes	17,884	9,553	9,235	9,764	8,974
Plus State Income Taxes (Credits)	2,457	489	1,627	(89)	(303)
Plus Fixed Charges (as above)	33,388	29,066	29,470	29,943	30,404
Total Earnings	$74,492	$60,673	$60,899	$73,082	$64,980

Ratio of Earnings to Fixed Charges	2.23	2.08	2.06	2.44	2.13